UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ALBIREO PHARMA, INC.

(Name of Subject Company (Issuer))

ANEMONE ACQUISITION CORP.

(Offeror)

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN PHARMA SAS

(Offeror)

a wholly owned subsidiary of

IPSEN S.A.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

01345P106

(CUSIP Number of Class of Securities)

Francois Garnier, EVP, General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Niki Fang, Esq. Lynne T. Hirata, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on January 23, 2023 by Anemone Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen”) and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”) and wholly owned subsidiary of Ipsen S.A., a French société anonyme (“Ipsen SA”), to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of Albireo Pharma, Inc., a Delaware corporation (“Albireo”), at a price of $42.00 per Share, to the holder in cash, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive a payment in cash of $10.00 per CVR, contingent upon the achievement of a certain milestone, in each case, without interest and subject to any required withholding taxes, as described in the Offer to Purchase dated January 23, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

(a)         The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“On February 22, 2023, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on February 21, 2023. The expiration date of the Offer has been extended until 11:59 p.m., Eastern Time, on March 1, 2023, unless further extended. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has indicated that as of 6:00 p.m., Eastern Time, February 21, 2023, approximately 13,229,445 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 63% of Shares outstanding as of January 20, 2023.

On February 22, 2023, Ipsen issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

(b)        The information set forth in section 15 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the subsection titled “Legal Proceedings Relating to the Tender Offer” in its entirety with the following:

Legal Proceedings Relating to the Tender Offer

“Complaints

Since January 23, 2023, five complaints have been filed by purported stockholders of Albireo in either the United States District Court for the Southern District of New York or for the District of Delaware: O’Dell v. Albireo Pharma, Inc., et al., No. 1:23-cv-00566 (S.D.N.Y.) (the “O’Dell Action”), Finger v. Albireo Pharma, Inc., et al., No. 1:23-cv-00596 (S.D.N.Y.) (the “Finger Action”), DiMarco v. Albireo Pharma, Inc., et al., No. 1:23-cv-00610 (S.D.N.Y.) (the “DiMarco Action”), Jenkins v. Albireo Pharma, Inc., et al., No. 1:23-cv-00096-UNA (D. Del.) (the “Jenkins Action”), and Ryan v. Albireo Pharma, Inc., et al., No. 1:23-cv-00744 (S.D.N.Y.) (the “Ryan Action,” and collectively, the “Actions”). Additional lawsuits may be filed.

The Actions generally allege that Albireo and its directors violated federal securities laws by failing to disclose certain allegedly material information in the Schedule 14D-9 that was filed on January 23, 2023. The Actions assert claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and related provisions. The Actions seek, among other things, to enjoin or rescind the proposed transaction contemplated by the Merger Agreement and request an award of attorneys’ and experts’ fees and damages in unspecified amounts.

Demand Letters

Albireo has also received eight demand letters from purported stockholders (the “Demand Letters”). The Demand Letters generally make similar allegations as in the Actions and demand that certain additional information be disclosed in a supplement to the Schedule 14D-9.

Albireo believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law, and it denies all allegations in the Actions and Demand Letters that any additional disclosure was or is required or material. Albireo intends to defend the Actions and any actions arising from the Demand Letters vigorously.”

If additional similar complaints are filed or demand letters are received after the date of this Amendment, absent new or different allegations that are material, Ipsen, Purchaser and Albireo will not necessarily announce such additional filings or demand letters.

On February 22, 2023, Albireo disclosed, among other items, the information above under “Complaints” and “Demand Letters” in an amendment to the Schedule 14D-9 (the “Amended Schedule 14D-9”). Albireo informed Purchaser and Ipsen that it believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law and that it denies all allegations in the Complaints and Demand Letters and that any additional disclosure was or is required. However, to moot certain of the plaintiffs’ disclosure claims in the Complaints and Demand Letters, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, Albireo has determined to supplement the Schedule 14D-9 with the disclosures set forth in the Amended Schedule 14D-9, including the information above under “Complaints” and “Demand Letters”.

(c)         The information set forth in section 15 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in such section of the Offer to Purchase, is hereby amended and supplemented by replacing the second sentence under the second paragraph of the subsection titled “Compliance with the HSR Act” with the following:

“Ipsen and Albireo each filed their Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on January 30, 2023, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 pm ET on Wednesday, March 1, 2023, unless earlier terminated by the FTC and the Antitrust Division, Ipsen pulls and refiles its Premerger Notification and Report Form under 16 C.F.R. §803.12, or the parties receive a request for additional information or documentary material. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.”

(d)         The information set forth in section 15 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in such section of the Offer to Purchase, is hereby amended and supplemented by replacing the last sentence in the subsection titled “German Antitrust Laws” with the following:

“On February 9, 2022, the FCO notified Ipsen that the conditions for a prohibition of the concentration have not been satisfied and that the Transactions can be implemented under German antitrust law. Accordingly, the condition to the Offer relating to obtaining approval under the Act Against Restraints of Competition has been satisfied.”

AMENDMENTS TO THE OFFER TO PURCHASE AND EXHIBITS TO THE SCHEDULE TO.

All references to “one minute after 11:59 p.m., Eastern Time, on February 21, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “11:59 p.m., Eastern Time, on March 1, 2023.”

ITEM 12.	EXHIBITS.

Item 12 of this Schedule TO is hereby amended by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Ipsen SA on February 22, 2023 announcing extension of the Offer.

107	Filing Fee Table.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated January 23, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published January 23, 2023 in the Wall Street Journal.

(a)(5)(A)*	Joint Press Release of Albireo and Ipsen SA, dated January 9, 2023 (incorporated herein by reference to Exhibit 99.1 to Schedule TO-C filed by Ipsen SA on January 10, 2023).

(a)(5)(B)	Press Release issued by Ipsen SA on February 22, 2023 announcing extension of the Offer.

(b)(1)*†	Revolving Facility Agreement, dated May 24, 2019, by and among Ipsen SA, as the Borrower, BNP Paribas SA, Groupe Crédit Agricole, HSBC France and Société Générale, as Global Mandated Lead Arrangers and Bookrunners, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BRED Banque Populaire, Natixis and Wells Fargo Bank International U.C., as Mandated Lead Arrangers, Société Générale, as Agent, Natixis, as CSR Coordinator, and the financial institutions listed therein, as Original Lenders.

(d)(1)*	Agreement and Plan of Merger, dated as of January 8, 2023, by and among Albireo, Ipsen, Purchaser and, solely for the limited purposes set forth therein, Guarantor (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Albireo on January 9, 2023).

(d)(2)(A)*	Mutual Confidentiality Agreement, effective as of January 17, 2022, by and between Albireo and Ipsen Bioscience, Inc.

(d)(2)(B)*	Mutual Confidentiality Agreement, effective as of June 10, 2022, by and between Albireo and Guarantor.

(d)(3)*	Form of Contingent Value Rights Agreement, by and between Purchaser and the Rights Agent.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

*	Previously filed.
†	Confidential portions of this exhibit have been omitted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2023

ANEMONE ACQUISITION CORP.

By:	/s/ Christelle Huguet
Name:	Christelle Huguet
Title:	Chief Executive Officer and President

IPSEN BIOPHARMACEUTICALS, INC.

By:	/s/ Stewart Campbell
Name:	Stewart Campbell
Title:	Executive Vice President and President, North America

IPSEN PHARMA SAS

By:	/s/ David Loew
Name:	David Loew
Title:	President

IPSEN S.A.

By:	/s/ David Loew
Name:	David Loew
Title:	Chief Executive Officer

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